ARKEMA

October 13th, 2006

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA




06017429

Rule 12g3-2(b) Exemption
File No. 082-34965

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com



Enclosed documents

- Press release : "Arkema doubles high performance polyamides capacity in China, to be operational by September 2007"
- Press release : "Planned Closure of Arkema's Loison-sous-Lens Plant"
- Press release : "Appointments within ARKEMA"

ARKEMA

Press release
Communiqué de presse

Paris, September 25th, 2006

Arkema doubles high performance polyamides capacity in China, to be operational by September 2007.

Arkema has announced that it will double its high performance polyamides capacity at its Changshu site, China. This increase will come on stream by september 2007.

According to Lando Ferretti, Business Unit Director, Technical Polymers : "The expansion of our Changshu site clearly confirms our long-term commitment to our customers and to the market in China and Asia. This capacity increase will play a great part in reinforcing our leadership position in the air brake and fuel line markets for transportation, and in textile applications. It will bring our customers a superior regional service from our competitive base in Changshu".

Moreover, and without waiting for this increase of capacity, Arkema announces that it will start the production of Rilsan® on this site in September 2006 in order to meet the increase in local demand.

Arkema manufactures 6 high performance polyamides product lines: Rilsan® granules and Rilsan® fine powders, Pebax®, Platamid®, Orgasol® and Orgalloy®. Arkema produces two of these product lines at its Changshu facility: Platamid® copolyamides and Rilsan® polyamides (from September 2006).

With global brands like Rilsan®, Pebax® and Platamid®, unique products like Rilsan® polyamide 11 and leading capacities in Rilsan® polyamide 11 and 12, Arkema's Technical Polymers business unit differentiates itself in the industry by providing its customers with global coverage and superior regional service from production facilities and research sites in Europe, Asia, and the USA.

A global chemical player, Arkema consists of 3 coherent and balanced business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

ARKEMA

Press release

Communiqué de presse

Planned Closure of Arkema's Loison-sous-Lens Plant

(Paris – October 12, 2006) — Arkema today submitted to the Central Works Committee a plan to shut down operations at the Loison-sous-Lens production plant in northern France, due to recurring losses and a cost structure that is no longer aligned with market demands.

Despite the productivity initiatives deployed in recent years, the plant, specialized in organic peroxides, has been unable to overcome a number of structural handicaps that have driven a steady decline in financial performance. The plant loses money on every product line and has been unable to adjust its cost structure to market requirements. As a result, plans are being made to shut down its operations.

A total of 57 jobs would be lost, but Arkema is committed to taking the necessary steps to ensure placement, either within or outside the company, of everyone affected.

Recently submitted to the Central Works Committee, the proposed combination of the Organic Peroxides and Additives business units, which share similar end markets, is also designed to enhance Arkema's global competitiveness.

Organic peroxides are chiefly used as polymerization initiators in the manufacture of plastics such as polyethylene, polystyrene and polyvinyl chloride (PVC). They are also used as curing agents for rubber and polyethylene.

The world's second-ranked producer, Arkema operates 11 organic peroxide production units worldwide—four in Asia (China, India, Japan and South Korea), four in North and South America (two in the United States, one in Mexico and one in Brazil), and three in Europe (France, Germany and Italy).

A world-class chemical concern, Arkema combines three strategically related, integrated business segments: Vinyl Products, Industrial Chemicals and Performance Products. With operations in more than 40 countries and 18,400 employees, the company reported revenue of €5.7 billion in 2005. Leveraging six research centers in France, the United States and Japan and internationally recognized brands, Arkema holds leadership positions in each of its principal markets.

CONTACTS

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com

ARKEMA

Press release

Communiqué de presse

Paris, October 12th 2006

Appointments within Arkema

Otto Takken will be appointed on October, 16, Executive Vice President in charge of the Vinyl Product segment, member of the Executive committee of Arkema, succeeding Philippe Pernot.

At the same date, **Jean-Luc Beal** will be appointed Managing Director of Alphacan, pipes and profiles Business Unit succeeding Otto Takken.

A Dutch national, 55 years old, **Otto Takken** holds a CPA certification and a Business Administration degree. After several years as sales manager within a Dutch group, Otto Takken joined in 1981 Elf Aquitaine and held various positions including deputy finance director of Elf Petroland BV in the Netherlands, project financing within the financial department in Paris and CFO of the refining and marketing activities in Germany. In 1999, he was appointed in the United States Executive Vice President, CFO for Total Holdings USA, Inc and CFO of Atofina Chemicals Inc. Since 2004, he is Managing Director of Alphacan Business Unit, leader in the plastic transformation market.

Jean Luc Beal, 41 years old, is a graduate of the Lyon Ecole Superieure de Chimie Industrielle and started his professional career in 1989 with Elf Atochem as a research engineer. In 1993, he joined the "transportation" department of the Technical Polymers in charge of Marketing. In 1999, he became head of the automotive segment within Appryl. In 2002, he joined Alphacan as manager of the pipes business in France and then, in 2005, in Europe.

A global chemical player, Arkema combines 3 related and integrated business segments: Vinyl Products, Industrial Chemicals, and Performance Products. Present in over 40 countries with 18,400 employees, Arkema achieves sales of 5.7 billion euros. With its 6 research centers in France, the United States and Japan, and internationally recognized brands, Arkema holds leadership positions in its principal markets.

CONTACTS :

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	Fax : +33 1 49 00 50 24	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	Fax : +33 1 49 00 50 24	E-mail : sophie.fouillat@arkema.com